Biotech Acquisition Company

545 West 25th Street, 20th Floor

New York, NY 10001

May 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dillon Hagius
Laura Crotty
Ibolya Ignat
Kevin Vaughn

Re:	Biotech Acquisition Company Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”) Filed May 9, 2022 File No. 333-263577

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biotech Acquisition Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. ET on May 9, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ Albert F. Hummel
Albert F. Hummel
Chief Investment Officer and Director

cc:	Ellenoff Grossman & Schole LLP